Contact

www.linkedin.com/in/jim-collis (LinkedIn)

Top Skills

Venture Capital
Private Equity
Corporate Development

Jim Collis

Partner at Seaport Capital
Greater Phoenix Area

Experience

Seaport Capital
Partner
February 1997 - Present (25 years 11 months)
New York, New York, United States

Founding Partner responsible for sourcing, executing, managing and exiting portfolio company investments.

Atmosera
Board Member
December 2012 - Present (10 years 1 month)
Portland, Oregon, United States

Keg Logistics
Board Member
November 2019 - Present (3 years 2 months)
Denver, Colorado, United States

Quatris Healthco
Board Member
2017 - Present (5 years)
United States

The Chase Manhattan Bank
Principal
1991 - 1997 (6 years)

National Teleconsultants
Project Engineer
1985 - 1989 (4 years)

Education

Columbia University - Columbia Business School

Master of Business Administration (M.B.A.), Finance and Accounting · (1989 - 1991)

Rensselaer Polytechnic Institute

BSEE, Electrical Engineering · (1981 - 1985)